Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction of Organization	Type of Entity

Digital Fusion, Inc.	Delaware	Corporation

Kratos Commercial Solutions, Inc.	Delaware	Corporation

Kratos Government Solutions, Inc.	Delaware	Corporation

SYS	California	Corporation